Exhibit 99.2

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

(unaudited)

	December 31	September 30
	2009	2010
Assets
Current assets:
Cash and cash equivalents (note 7)	$937.7	$705.6
Accounts receivable	828.1	780.2
Inventories	676.1	764.3
Prepaid and other assets	74.5	78.5
Income taxes recoverable	21.2	16.8
Deferred income taxes	5.2	5.2
	2,542.8	2,350.6
Property, plant and equipment	393.8	368.2
Goodwill (note 2)	—	10.6
Intangible assets (note 2)	32.3	39.5
Other long-term assets	137.2	149.3
	$3,106.1	$2,918.2

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$927.1	$945.8
Accrued liabilities (note 5)	331.9	299.7
Income taxes payable	38.0	55.0
Current portion of long-term debt (note 3(b))	222.8	—
	1,519.8	1,300.5
Accrued pension and post-employment benefits	75.4	80.0
Deferred income taxes	28.0	27.1
Other long-term liabilities	7.1	8.4
	1,630.3	1,416.0
Shareholders’ equity:
Capital stock	3,591.2	3,519.0
Treasury stock (note 4)	(0.4)	(22.9)
Contributed surplus	211.0	271.4
Deficit	(2,381.8)	(2,326.6)
Accumulated other comprehensive income	55.8	61.3
	1,475.8	1,502.2
	$3,106.1	$2,918.2

Contingencies (note 10).

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2010	2009	2010

Revenue	$1,556.2	$1,546.5	$4,427.8	$4,650.0
Cost of sales	1,448.4	1,439.1	4,107.1	4,329.3
Gross profit	107.8	107.4	320.7	320.7
Selling, general and administrative expenses	54.0	60.8	183.3	182.6
Amortization of intangible assets	4.7	3.8	15.3	11.3
Other charges (note 5)	43.5	5.0	76.7	43.3
Interest on long-term debt	8.4	0.9	29.6	5.5
Other interest expense (income)	—	—	(0.3)	0.1
Earnings (loss) before income taxes	(2.8)	36.9	16.1	77.9
Income tax expense (recovery):
Current	1.7	5.2	7.8	28.2
Deferred	(3.9)	(3.7)	(15.6)	(5.5)
	(2.2)	1.5	(7.8)	22.7
Net earnings (loss) for the period	$(0.6)	$35.4	$23.9	$55.2

Basic earnings per share	$0.00	$0.15	$0.10	$0.24

Diluted earnings per share	$0.00	$0.15	$0.10	$0.24

Shares used in computing per share amounts:
Basic (in millions)	229.5	229.6	229.5	230.0
Diluted (in millions)	229.5	231.5	230.5	232.4

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2010	2009	2010

Net earnings (loss) for the period	$(0.6)	$35.4	$23.9	$55.2
Other comprehensive income, net of tax:
Currency translation adjustment	5.5	5.2	0.4	1.9
Reclass foreign currency translation to other charges	1.8	—	1.8	—
Change from derivatives designated as hedges	6.5	9.5	42.5	3.6
Comprehensive income	$13.2	$50.1	$68.6	$60.7

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2010	2009	2010

Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$(0.6)	$35.4	$23.9	$55.2
Items not affecting cash:
Depreciation and amortization	24.4	21.6	74.5	66.4
Deferred income taxes	(3.9)	(3.7)	(15.6)	(5.5)
Stock-based compensation	6.7	8.0	21.4	24.4
Restructuring charges (note 5)	2.8	—	4.1	0.3
Other charges	1.5	(0.1)	8.0	7.6
Other	1.0	(0.5)	(8.2)	(1.6)
Changes in non-cash working capital items:
Accounts receivable	(46.1)	13.5	219.0	53.1
Inventories	(64.3)	(81.2)	88.8	(81.4)
Prepaid and other assets	13.6	(5.6)	36.0	(4.1)
Income taxes recoverable	(1.8)	—	(6.4)	4.4
Accounts payable and accrued liabilities	211.9	97.7	(195.4)	(38.8)
Income taxes payable	1.2	4.6	(1.6)	16.9
Non-cash working capital changes	114.5	29.0	140.4	(49.9)
Cash provided by operations	146.4	89.7	248.5	96.9

Investing:
Acquisition, net of cash acquired (note 2)	—	(11.2)	—	(16.2)
Purchase of computer software and property, plant and equipment	(9.9)	(16.0)	(56.3)	(35.5)
Proceeds from sale of assets	5.1	7.0	6.5	14.0
Other	—	(0.2)	0.5	—
Cash used in investing activities	(4.8)	(20.4)	(49.3)	(37.7)

Financing:
Repurchase of Senior Subordinated Notes (Notes) (note 3(b))	—	—	(149.7)	(231.6)
Proceeds from termination of swap agreements (note 3(b))	—	—	14.7	—
Issuance of share capital	1.8	—	2.0	4.0
Repurchase of capital stock (note 4)	—	(37.3)	—	(37.3)
Purchase of treasury stock (note 4)	(0.9)	(11.1)	(1.0)	(26.2)
Financing and other costs	(0.4)	0.8	(4.8)	(0.2)
Cash provided by (used in) financing activities	0.5	(47.6)	(138.8)	(291.3)

Increase (decrease) in cash	142.1	21.7	60.4	(232.1)
Cash and cash equivalents, beginning of period	1,119.3	683.9	1,201.0	937.7
Cash and cash equivalents, end of period	$1,261.4	$705.6	$1,261.4	$705.6

Supplemental cash flow information (note 7).

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

(unaudited)

	Number of shares (1) (in millions)	Capital stock	Contributed surplus	Treasury stock (note 4)	Deficit	Accumulated other comprehensive income (note 9)

Balance — December 31, 2008	229.2	$3,588.5	$211.6	$(7.2)	$(2,436.8)	$9.4
Shares issued	0.2	2.0	—	—	—	—
Purchase of treasury stock (note 4)	—	—	—	(1.0)	—	—
Stock-based compensation	—	—	12.6	8.0	—	—
Other	—	—	1.5	—	—	1.8
Net earnings for the first nine months of 2009	—	—	—	—	23.9	—
Currency translation adjustments	—	—	—	—	—	0.4
Change from derivatives designated as hedges	—	—	—	—	—	42.5
Balance — September 30, 2009	229.4	$3,590.5	$225.7	$(0.2)	$(2,412.9)	$54.1

Balance — December 31, 2009	229.5	$3,591.2	$211.0	$(0.4)	$(2,381.8)	$55.8
Shares issued	0.7	5.8	—	—	—	—
Repurchase of capital stock (note 4)	(4.7)	(78.0)	40.7	—	—	—
Purchase of treasury stock (note 4)	—	—	—	(26.2)	—	—
Stock-based compensation	—	—	19.1	3.7	—	—
Other	—	—	0.6	—	—	—
Net earnings for the first nine months of 2010	—	—	—	—	55.2	—
Currency translation adjustments	—	—	—	—	—	1.9
Change from derivatives designated as hedges	—	—	—	—	—	3.6
Balance — September 30, 2010	225.5	$3,519.0	$271.4	$(22.9)	$(2,326.6)	$61.3

(1)          Includes subordinate voting shares and multiple voting shares.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.              Basis of presentation and significant accounting policies:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2009 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2010 and the results of operations, comprehensive income and cash flows for the three and nine months ended September 30, 2009 and 2010.

i)                Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing long-lived assets, and to valuing our pension costs.  We evaluate our estimates and assumptions on a regular basis, taking into account historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions.

During the third quarter of 2010, we recorded a $1.1 net inventory valuation reversal through cost of sales, primarily to reflect realized gains on the disposition of aged inventory.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2009 annual consolidated financial statements.

ii)            Recently issued accounting pronouncements:

(a)  International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers under IFRS.  Our preliminary IFRS accounting policy decisions are disclosed in our management’s discussion and analysis for the period ended September 30, 2010.

(b)  Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs and restructuring charges will be expensed as incurred. This standard is equivalent to the IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(c) Multiple deliverable revenue arrangements:

In December 2009, the CICA issued Emerging Issues Committee Abstract 175, “Multiple deliverable revenue arrangements,” which replaces the existing standards.  This abstract provides additional guidance for arrangements involving multiple deliverables including how consideration should be measured and allocated to the separate units of an arrangement.  This abstract is effective for 2011.  We are evaluating the impact of adopting this abstract on our consolidated financial statements.

2.              Acquisitions:

In January 2010, we completed the acquisition of Scotland-based Invec Solutions Limited (Invec). Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets.  In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market.

The total purchase price for these acquisitions was $18.3 and was financed with cash.  The amounts of goodwill and amortizable intangible assets arising from these acquisitions are estimated to be $10.6, the majority of which is not expected to be tax deductible, and $15.8, respectively. We are in the process of finalizing certain valuations; accordingly, our fair value allocations are preliminary and may be subject to adjustment. The purchase price for Allied Panels is also subject to adjustment for contingent consideration totaling up to 7.1 million Euros (approximately $9.6 at current exchange rates) if specific pre-determined financial targets are achieved through fiscal year 2012.  Contingent payments, if any, will be recorded as part of the purchase price in the period the targets are achieved.  At September 30, 2010, no contingent consideration was recorded.

3.              Long-term debt:

(a)       Credit facility:

We have a revolving $200.0 credit facility with a maturity of April 2011.  We are required to comply with certain restrictive covenants relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Commitment fees for the first nine months of 2010 were $1.6. We were in compliance with all covenants at September 30, 2010.  Based on the required financial ratios at September 30, 2010, we have full access to this facility.

We also have uncommitted bank overdraft facilities available for intraday operating requirements which total $65.0 at September 30, 2010.

There were no borrowings outstanding under either of these facilities at September 30, 2010.

(b)       Senior Subordinated Notes:

In March 2009, we paid $149.7 to repurchase a portion of our Notes due 2011 (2011 Notes) and recognized a gain of $9.1 in other charges.  In March 2010, we paid $231.6 to repurchase the remaining Notes due 2013 and recognized a loss of $8.8 in other charges. We redeemed all of our outstanding Notes prior to March 31, 2010.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

During the first quarter of 2009, we terminated the interest rate swap agreements related to the 2011 Notes and received a $14.7 cash settlement. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting and recorded a $16.7 write-down, through other charges, in the carrying value of the embedded prepayment option on the 2011 Notes.

4.              Capital stock:

From time-to-time, we pay cash for the purchase of shares in the open market by a trustee to satisfy our obligation to deliver shares upon vesting of share unit awards under our long-term incentive plans. During the third quarter and first nine months of 2010, we paid $11.1 and $26.2, respectively, for the trustee’s purchase of 1.3 million and 2.8 million shares, respectively, in connection with these plans.  At September 30, 2010, the trustee held 2.5 million shares, with an ascribed value of $22.9, in connection with these plans. We classify these shares for accounting purposes as treasury stock until they are delivered to employees pursuant to our stock-based awards.  At September 30, 2009, the trustee held fewer than 0.1 million shares with an ascribed value of $0.2.

In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange to repurchase, at our discretion, until August 2, 2011 up to 17,955,647 subordinate voting shares (shares), or approximately 9% of our outstanding shares, on the open market or as otherwise permitted, subject to normal terms and limitations of such bids.  The total number of shares we may repurchase for cancellation under the NCIB will be reduced by the number of shares purchased for employee equity-based incentive programs.  During the third quarter of 2010, we paid $37.3, including transaction fees, to repurchase for cancellation 4.7 million shares at a weighted average price of $7.99 per share.

5.              Other charges:

	Three months ended September 30		Nine months ended September 30
	2009	2010	2009	2010

Restructuring (a)	$42.0	$5.1	$69.6	$37.0
Loss (gain) on repurchase of Notes (note 3(b))	—	—	(9.1)	8.8
Write-down of embedded prepayment option (note 3(b))	1.1	—	16.7	—
Release of cumulative translation adjustment (b)	1.8	—	1.8	—
Other (c)	(1.4)	(0.1)	(2.3)	(2.5)
	$43.5	$5.0	$76.7	$43.3

(a) Restructuring:

In January 2008, we announced that restructuring charges of between $50 and $75 would be recorded throughout 2008 and 2009.  In July 2009, we announced additional restructuring charges of between $75 and $100. Combined, we expect to incur total restructuring charges up to $175 associated with this program.  We have recorded $155.4 of restructuring charges since the beginning of 2008. Of that amount, $5.1 and $37.0 were recorded in the third quarter and first nine months of 2010, respectively.  We expect to complete these restructuring actions by the end of 2010. We recognize the restructuring charges in the period we finalize the detailed plans.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Our restructuring actions included consolidating facilities and reducing our workforce. The majority of the employees terminated under this plan were manufacturing and plant employees, primarily in the Americas, Europe and the Philippines.  For leased facilities that we no longer use, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect changes in the accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas.  We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015.  Our restructuring liability is recorded in accrued liabilities.

Details of the 2010 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	2010 non-cash charge	Total 2010 charge

December 31, 2009	$23.7	$20.8	$0.5	$45.0	$—	$—
Cash payments	(21.1)	(5.4)	(0.8)	(27.3)	—	—
Charges/adjustments	5.9	1.5	0.9	8.3	(0.2)	8.1
March 31, 2010	8.5	16.9	0.6	26.0	(0.2)	8.1
Cash payments	(8.8)	(3.4)	(0.9)	(13.1)	—	—
Charges/adjustments	18.7	3.9	0.7	23.3	0.5	23.8
June 30, 2010	18.4	17.4	0.4	36.2	0.3	31.9
Cash payments	(7.6)	(3.4)	(0.6)	(11.6)	—	—
Charges/adjustments	3.2	1.1	0.8	5.1	—	5.1
September 30, 2010	$14.0	$15.1	$0.6	$29.7	$0.3	$37.0

At September 30, 2010, we had approximately $37 in assets that are held-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented.  We have programs underway to sell these assets.  We will record the gains or losses on disposal of these facilities through restructuring charges.

(b)       Release of cumulative translation adjustment:

We recorded a net loss of $1.8 in the third quarter of 2009 for the release of the cumulative translation adjustment related to a liquidated foreign subsidiary.

(c)    Other:

We realized recoveries on certain assets that were previously written down through other charges.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

6.     Segment and customer information:

(a)                     The following table indicates revenue by end market as a percentage of total revenue.  Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business; the level of program wins or losses with new, existing or disengaging customers; the phasing in or out of programs; and changes in customer demand.

	Three months ended September 30		Nine months ended September 30
	2009	2010	2009	2010

Consumer	32%	26%	28%	27%
Enterprise Communications	20%	23%	21%	22%
Telecommunications	12%	14%	17%	13%
Storage	13%	12%	11%	13%
Servers	13%	13%	13%	13%
Industrial, Aerospace and Defense, and Healthcare	10%	12%	10%	12%

(b)          For the third quarter and first nine months of 2009 and 2010, one customer represented more than 10% of total revenue.

7.   Supplemental cash flow information:

	Three months ended September 30		Nine months ended September 30
	2009	2010	2009	2010

Paid during the period:

Interest (a)	$22.6	$0.8	$54.5	$13.7
Taxes (b)	$2.2	$1.2	$17.0	$6.7

(a)          This includes interest paid on the Notes.  Interest on the Notes was payable in January and July of each year until maturity or earlier repurchase or redemption.  We redeemed all of our outstanding Notes prior to March 31, 2010.

(b)         Cash taxes paid is net of any income taxes recovered.

	December 31	September 30
	2009	2010

Cash and cash equivalents are comprised of the following:

Cash (i)	$259.8	$288.3
Cash equivalents (i)	677.9	417.3
	$937.7	$705.6

(i)         Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities.  The majority of our cash and cash equivalents are held with financial institutions each of which had at September 30, 2010 a Standard and Poor’s rating of A-1 or above.

8.  Derivative financial instruments:

We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows.  The fair value of our foreign currency contracts at September 30, 2010 was a net unrealized gain of $9.8 (December 31, 2009 – net unrealized gain of $8.0).  This is comprised of $14.1 of derivative assets recorded in prepaid and other assets and other long-term assets, and $4.3 of derivative liabilities recorded in accrued liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At September 30, 2010, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$178.4	$0.95	16	$3.5
British pound sterling	100.6	1.54	4	(2.2)
Thai baht	81.3	0.03	12	3.9
Malaysian ringgit	70.5	0.31	12	2.3
Mexican peso	63.7	0.08	12	1.7
Euro	42.9	1.32	7	0.4
Singapore dollar	22.3	0.72	12	1.0
Romanian lei	12.5	0.32	9	(0.1)
Japanese yen	10.8	0.01	1	(0.3)
Swiss franc	9.1	0.97	4	(0.5)
Czech koruna	4.8	0.05	3	0.1
Brazilian real	4.0	0.58	3	—
Total	$600.9			$9.8

9.     Accumulated other comprehensive income, net of tax:

	Year ended December 31	Nine months ended September 30
	2009	2010

Opening balance of foreign currency translation account	$46.7	$46.9
Currency translation adjustment	(1.6)	1.9
Release of cumulative currency translation to other charges (note 5(b))	1.8	—
Closing balance	46.9	48.8

Opening balance of unrealized net gain (loss) on cash flow hedges	$(37.3)	$8.9
Net gain on cash flow hedges (a)	14.4	17.6
Net loss (gain) on cash flow hedges reclassified to operations (b)	31.8	(14.0)
Closing balance(c)	8.9	12.5

Accumulated other comprehensive income	$55.8	$61.3

(a)          Net of income tax expense of $0.4 and $0.7 for the three and nine months ended September 30, 2010 ($0.1 income tax benefit for 2009).

(b)         Net of income tax expense of $0.2 and $0.4 for the three and nine months ended September 30, 2010 ($0.6 income tax benefit for 2009).

(c)          Net of income tax expense of $0.4 at September 30, 2010 ($0.1 income tax expense at December 31, 2009).

We expect that the majority of the gains on cash flow hedges reported in accumulated other comprehensive income at September 30, 2010 will be reclassified to operations during the next 12 months, primarily through cost of sales as the underlying expenses that are being hedged are included in cost of sales.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

10.  Contingencies:

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants filed motions to dismiss the amended complaint. On October 14, 2010, the United States District Court issued a memorandum decision and order granting the defendants’ motions to dismiss the complaint in its entirety. A parallel class proceeding remains against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in this claim are also without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the remaining Canadian claim.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes:

We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results.  Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions.

In connection with ongoing tax audits in Hong Kong, tax authorities have taken the position that income reported by one of our Hong Kong subsidiaries in 1999 through 2008 should have been materially higher as a result of certain inter-company transactions.  In July 2010, we submitted a proposed settlement of this tax audit to the Hong Kong tax authorities; if accepted, the taxes and penalties would total approximately 129.5 million Hong Kong dollars (approximately $16.7 at current exchange rates), including the impact on future periods as a result of the reversal of tax attributes.  There can be no assurance as to the final resolution of these proceedings.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $25.7 at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions.  We have not accrued for any potential adverse tax impact as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, our interpretation of applicable Brazilian law makes it more likely than not, that our position will be sustained upon full examination by the tax authorities and, if necessary, after consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 62.6 million Brazilian reais (approximately $36.9 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties.  We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

11.  Financial instruments - financial risks:

Currency risk:

Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. We manage our currency risk through our hedging program using forecasts of future cash flows and our balance sheet exposures denominated in foreign currencies.  Our major currency exposures, at September 30, 2010, are summarized in U.S. dollar equivalents in the following table.  For purposes of this table, we have excluded items such as pension, post-employment benefits and income taxes, in accordance with the financial instruments standards.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at September 30, 2010.

	Chinese renminbi	Malaysian ringgit	Thai baht	Mexican peso	Canadian dollar

Cash and cash equivalents	$21.6	$2.8	$2.6	$0.2	$10.4
Accounts receivable	18.3	—	—	—	—
Other financial assets	0.3	0.5	1.7	—	—
Accounts payable and accrued liabilities	(28.3)	(15.1)	(17.7)	(19.8)	(34.7)
Net financial assets (liabilities)	$11.9	$(11.8)	$(13.4)	$(19.6)	$(24.3)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At September 30, 2010, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies has the following impact:

	Chinese renminbi	Malaysian ringgit	Thai baht	Mexican peso	Canadian dollar
1% Strengthening
Net earnings	$0.1	$(0.3)	$(0.1)	$(0.2)	$0.5
Other comprehensive income	—	0.5	0.8	0.6	1.1
1% Weakening
Net earnings	(0.1)	0.2	0.1	0.2	(0.5)
Other comprehensive income	—	(0.5)	(0.8)	(0.6)	(1.0)

12.  Comparative information:

We have reclassified certain prior period information to conform to the current period’s presentation.